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                                February 21, 2024

       Victor Huang
       Chief Executive Officer
       Airship AI Holdings, Inc.
       8210 154th Ave NE
       Redmond, WA 98052

                                                        Re: Airship AI
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 7,
2024
                                                            File No. 333-276932

       Dear Victor Huang:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
       Risk Factors, page 8

   2. In your risk factors and MD&A section, disclose the exercise prices of the warrants compared to the market
price of the underlying securities and the likelihood that warrant holders will not
exercise their warrants. Disclose that cash proceeds associated with the exercises of the
warrants are dependent on the stock price. As applicable, describe the impact on your
liquidity and update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
 Victor Huang
FirstName
Airship AI LastNameVictor
           Holdings, Inc. Huang
Comapany21,
February   NameAirship
             2024        AI Holdings, Inc.
February
Page 2 21, 2024 Page 2
FirstName LastName
3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, certain private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 48

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Derek Xu and Victor Huang and their affiliates, beneficial owners of 40.5% and 30% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Liquidity and Capital Resources as of September 30, 2023 and 2022, page 54

5. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the Business Combination. For
example, disclose the
         total number of public shares that were redeemed since the SPAC IPO and in connection with the Business Combination and the resulting amount of funds you received from the trust account. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination. If the company is likely to have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their securities, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading
 Victor Huang
Airship AI Holdings, Inc.
February 21, 2024
Page 3
       price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alexandra Barone at 202-551-8816 or Kathleen Krebs at 202-551-3350
with any other questions.



                                                              Sincerely,
FirstName LastNameVictor Huang
                                                              Division of
Corporation Finance
Comapany NameAirship AI Holdings, Inc.
                                                              Office of
Technology
February 21, 2024 Page 3
cc:       Mitchell S. Nussbaum
FirstName LastName